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19005956

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SEC Mail Processing
FEB 27 2019
Washington, DC

SEC FILE NUMBER
8- 69982

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/22/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMG SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 MONTGOMERY STREET, SUITE 712
(No. and Street)

SAN FRANCISCO (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID PANAGROSSI (925) 359-3915
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEINTRAUB & ASSOCIATES, LLP
(Name -- *if individual, state last, first, middle name*)

200 MAMARONECK AVE, STE 502 (Address) WHITE PLAINS (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, DAVID PANAGROSSI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMG SECURITIES LLC, as of December 31 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO/CCO

Notary Public

AIMEE SANZO
Notary Public - California
Alameda County
Commission # 2147109
My Comm. Expires Mar 20, 2020

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (n) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMG Securities, LLC

Financial Statements

December 31, 2018

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of CMG Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CMG Securities, LLC as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the period then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CMG Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CMG Securities, LLC's management. Our responsibility is to express an opinion on CMG Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CMG Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of CMG Securities, LLC's financial statements. The supplemental information is the responsibility of CMG Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

This is the initial year we are serving as auditors for CMG Securities, LLC.

White Plains, New York

February 20, 2019

CMG SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash and cash equivalents	$	424,613
Deposit with clearing firm		1,000,000
Due from clearing firm		125,457
Prepaid expense		8,511
Total assets	$	1,558,581

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	4,274
Total liabilities	$	4,274
Members' Equity	$	1,554,307
Total liabilities and members' equity	$	1,558,581

The accompanying notes are an integral part of the financial statements.

CMG SECURITIES LLC

STATEMENT OF OPERATIONS

For the Period March 22, 2018 to December 31, 2018

REVENUES		
Commissions	$	177,017
Interest		3,689
Total revenues		180,706
EXPENSES		
Compensation, benefits & related expenses	$	50,259
Clearing charges		55,249
Dues & subscriptions		39,341
Professional fees		59,091
General, administrative & other		34,258
Total expenses	$	238,198
Net loss	$	(57,492)

The accompanying notes are an integral part of the financial statements.

CMG SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Period March 22, 2018 to December 31, 2018

Balance at March 22, 2018	$ 611,799
Member contribuition	1,000,000
Net loss	(57,492)
Balance at December 31, 2018	$ 1,554,307

The accompanying notes are an integral part of the financial statements.

CMG SECURITIES LLC

STATEMENT OF CASH FLOWS

For the Period March 22, 2018 to December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (57,492)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Cash flow from changes in assets and liabilities:	
Increase in deposit with clearing broker	(1,000,000)
Increase in due from clearing broker	(125,457)
Increase in prepaid expense	(8,511)
Decrease in accounts payable and accrued expenses	(12,426)
Decrease in due to parent company	(11,978)
Total adjustments	(1,158,372)
Net cash used in operating activities	$ (1,215,864)
CASH FLOWS FROM INVESTING ACTIVITIES	$ -
CASH FLOWS FROM FINANCING ACTIVITIES	
Member contribution	$ 1,000,000
Net change in cash	$ (215,864)
Cash and cash equivalents at beginning of year	640,477
Cash and cash equivalents at end of year	$ 424,613
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ -
Income taxes paid	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CMG Securities, LLC ("the Company"), a wholly-owned subsidiary of CMG Financial Services. The Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on March 22, 2018.

Revenue Recognition

The Company's commission income is derived from purchases and sales of mortgage-backed security transactions.

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2018.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligation, the Company may be exposed to risks.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 20, 2019, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes

As a single member limited liability company, the Company's assets, liabilities, income and expenses are treated as if CMG Financial Services directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to income taxes. Rather, taxable items of income and deductible expenses are reflected on the tax return of CMG Financial Services, its only member, which is treated as a partnership for income tax purposes. Accordingly, the Company's results of operations are presented without a provision for income taxes.

New Accounting Pronouncement

In February 2016, the FASB amended accounting principles related to leases (ASC 842 *Leases*). The amendment aims at increasing transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendment effective in 2019 is being evaluated by management.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (for first 12 months of operations). At December 31, 2018, the Company had net capital of $1,545,796 which was $$1,445,796 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .003 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 4 – CREDIT & OFF BALANCE SHEET RISK

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credits risk.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company paid $42,350 during the period ended December 31, 2018 to a business owned by the president of the Company for compliance.

The Company had a three-year lease ending June 2020 for office space with an affiliated company by common ownership. $10,323 was paid in rent to the affiliated company during the period ending December 31, 2018. The lease was terminated by the Company in February 2019 and new lease executed for office space in San Francisco.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company's future minimum lease payments due under the terms of the agreement effective January 31, 2019 (see Note 5) are as follows:

Year-end December 31, 2019	$114,300
December 31, 2020	117,729
December 31, 2021	121,265
and thereafter	253,533
Total	$606,827

NOTE 7 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii). As the Company does not handle any customer funds, there is no need to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Supplementary Information

CMG SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2018

NET CAPITAL	
Total members' equity	$ 1,554,307
Deduct member's equity not allowable for net capital	-
Total member's equity qualified for net capital	$ 1,554,307
Additions: none	
Deductions:	
Non-allowable assets	$ 8,511
Total deductions	$ 8,511
Net capital before haircuts on securities positions	$ 1,545,796
Haircuts on securities	-
Net capital	$ 1,545,796
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accrued expenses and other payables	$ 4,274
Total aggregate indebtedness	$ 4,274
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (12.5% of aggregate indebtedness) (A)	$ 534
Minimum dollar net capital requirement for reporting broker or dealer (B)	$ 100,000
Net capital requirement (greater of (A) or (B))	$ 100,000
Excess net capital	$ 1,445,796
Net capital less 120% of minimum required	$ 1,425,796
Ratio: Aggregate indebtedness to net capital (percentage)	.0003 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in Part II A of Form X-17A-5 as of December 31, 2018)	
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$ 1,545,796
Rounding	
Net capital per above	$ 1,545,796

The accompanying notes are an integral part of the financial statements.

Weintraub & Associates, LLP
Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors and Members
of CMG Securities, LLC

We have reviewed management's statements, included in the accompanying CMG Securities, LLC Exemption Report Pursuant to SEC Rule 17a-5, in which (1) CMG Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CMG Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) CMG Securities, LLC stated that CMG Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CMG Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CMG Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York

February 20, 2019

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

CMG Securities LLC

Exemption Report pursuant to SEC Rule 17a-5
For the Period Ended December 31, 2018

CMG Securities LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

CMG Securities LLC operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent peiod without exception.

I, David Panagrossi, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

David Panagrossi, CEO/CCO